UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ddee

GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2017

Guadalajara, Jalisco, Mexico, October 26, 2017 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2017. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of 3Q17 vs. 3Q16

•	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 309.2 million, or 13.0%. Total revenues increased by Ps. 179.8 million, or 6.3%.

•	Cost of services increased by Ps. 58.5 million, or 13.3%.

•	Operating income increased by Ps. 207.7 million, or 15.8%.

•	EBITDA increased by Ps. 213.5 million, or 12.9%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.9% in 3Q16 to 69.8% in 3Q17.

•	Net income and comprehensive income increased by Ps. 223.9 million, or 23.6%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	Camilla Ferreira
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691 / 212 406 3695
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Operating Results

During 3Q17, total terminal passengers in the Company’s 13 airports increased by 935.2 thousand passengers, or 10.2%, compared to 3Q16. Over the same period, domestic passenger traffic increased by 529.1 thousand passengers, while international passenger traffic increased by 406.0 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport as well as for the Company’s accumulated results. During 3Q17, 517,175 passengers used CBX, a 34.8% increase compared to the 383,593 passengers that used it during 3Q16. In 3Q17, 27.3% of the Tijuana airport’s total passengers used the CBX terminal.

During 3Q17, the following routes opened:

Domestic Routes:

Airline	Departure	Arrival	New route / Frequency	Opening date	Frequencies
Interjet	Guanajuato	Cancún	New Route	July 28, 2017	4 weekly frequencies
TAR	Guadalajara	Tampico	New Route	September 17, 2017	6 weekly frequencies
TAR	Hermosillo	Mexicali	New Route	September 11, 2017	5 weekly frequencies
Aerocalafia	La Paz	Monterrey	New Route	July 3, 2017	3 weekly frequencies
Aerocalafia	La Paz	Chihuahua	New Route	July 3, 2017	3 weekly frequencies
Viva Aerobus	Mexicali	Guadalajara	New Route	August 21, 2017	4 weekly frequencies
Viva Aerobus	Mexicali	Monterrey	New Route	August 22, 2017	3 weekly frequencies
Magnicharters	Manzanillo	Ciudad de México	New Route	July 9, 2017	2 weekly frequencies
Aeromar	Manzanillo	Guadalajara	New Route	August 13, 2017	3 weekly frequencies

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

International Routes

Airline	Departure	Arrival	New route / Frequency	Opening date	Frequencies
Aeromexico	Guadalajara	San José, California	New Route	July 1, 2017	1 daily frequency
Swift Air (Vacation Express)	Montego Bay	Nashville	New Route	July 10, 2017	1 weekly frequency
Eurowings	Montego Bay	Colonia	New Route	July 3, 2017	2 weekly frequencies

Note: The frequencies and available seats on the above-mentioned routes are subject to change without notice.

Domestic Terminal Passengers (in thousands):

Airport	3Q16	3Q17	Change	9M16	9M17	Change
Guadalajara	2,070.1	2,383.4	15.1%	5,621.4	6,572.3	16.9%
Tijuana 1	1,261.4	1,367.1	8.4%	3,606.5	3,853.0	6.8%
Los Cabos	384.0	395.2	2.9%	939.0	1,091.0	16.2%
Puerto Vallarta	406.2	417.8	2.9%	992.5	1,075.8	8.4%
Montego Bay	2.4	2.4	(0.2%)	6.5	6.7	3.1%
Guanajuato	299.2	344.3	15.1%	804.2	948.6	18.0%
Hermosillo	381.2	398.0	4.4%	1,089.1	1,133.8	4.1%
La Paz	227.1	219.2	(3.5%)	618.5	622.1	0.6%
Mexicali	186.9	196.2	5.0%	514.7	555.2	7.9%
Aguascalientes	138.7	152.1	9.7%	396.0	432.3	9.2%
Morelia	65.1	82.4	26.6%	195.9	239.8	22.4%
Los Mochis	87.3	85.0	(2.6%)	250.0	255.6	2.2%
Manzanillo	28.7	24.3	(15.4%)	86.7	75.4	(13.0%)
Total	5,538.3	6,067.4	9.6%	15,121.0	16,861.5	11.5%

1 CBX users are classified as international passengers.

International Terminal Passengers (in thousands):

Airport	3Q16	3Q17	Change	9M16	9M17	Change
Guadalajara	1,004.4	990.1	(1.4%)	2,721.0	2,834.5	4.2%
Tijuana 1	399.1	526.3	31.9%	972.3	1,421.6	46.2%
Los Cabos	620.0	725.1	17.0%	2,219.4	2,612.6	17.7%
Puerto Vallarta	406.3	477.3	17.5%	2,050.5	2,320.9	13.2%
Montego Bay	922.5	1,030.6	11.7%	2,984.3	3,188.4	6.8%
Guanajuato	166.0	167.1	0.6%	447.4	467.6	4.5%
Hermosillo	18.2	14.7	(19.3%)	59.2	48.4	(18.3%)
La Paz	2.2	2.2	(2.8%)	8.4	8.3	(1.5%)
Mexicali	1.4	1.2	(14.1%)	4.2	4.2	(0.5%)
Aguascalientes	45.4	52.2	15.0%	121.5	132.7	9.2%
Morelia	73.0	77.5	6.1%	203.3	222.0	9.2%
Los Mochis	1.4	1.5	7.5%	4.1	4.8	16.8%
Manzanillo	5.3	5.4	2.0%	62.8	63.2	0.6%
Total	3,665.2	4,071.2	11.1%	11,858.4	13,329.1	12.4%

1 CBX users are classified as international passengers.

Total Terminal Passengers (in thousands):

Airport	3Q16	3Q17	Change	9M16	9M17	Change
Guadalajara	3,074.5	3,373.4	9.7%	8,342.4	9,406.8	12.8%
Tijuana 1	1,660.5	1,893.5	14.0%	4,578.8	5,274.7	15.2%
Los Cabos	1,004.0	1,120.3	11.6%	3,158.4	3,703.6	17.3%
Puerto Vallarta	812.5	895.1	10.2%	3,043.0	3,396.7	11.6%
Montego Bay	925.0	1,033.2	11.7%	2,990.9	3,195.2	6.8%
Guanajuato	465.3	511.4	9.9%	1,251.6	1,416.2	13.1%
Hermosillo	399.4	412.7	3.3%	1,148.3	1,182.2	3.0%
La Paz	229.2	221.3	(3.4%)	626.9	630.3	0.5%
Mexicali	188.3	197.4	4.8%	518.9	559.3	7.8%
Aguascalientes	184.1	204.3	10.9%	517.5	565.0	9.2%
Morelia	138.1	159.9	15.8%	399.2	461.8	15.7%
Los Mochis	88.7	86.5	(2.5%)	254.1	260.4	2.5%
Manzanillo	34.0	29.8	(12.4%)	149.5	138.7	(7.2%)
Total	9,203.6	10,138.8	10.2%	26,979.5	30,190.6	11.9%

1 CBX users are classified as international passengers.

Consolidated Results for the Third Quarter of 2017 (in thousands of pesos):

	3Q16	3Q17	Change
Revenues
Aeronautical services	1,763,697	1,999,770	13.4%
Non-aeronautical services	610,836	683,931	12.0%
Improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)
Total revenues	2,853,826	3,033,630	6.3%

Operating costs
Costs of services:	440,263	498,774	13.3%
Employee costs	145,540	162,435	11.6%
Maintenance	83,237	114,607	37.7%
Safety, security & insurance	68,971	75,870	10.0%
Utilities	66,599	78,698	18.2%
Other operating expenses	75,916	67,164	(11.5%)

Technical assistance fees	76,933	87,026	13.1%
Concession taxes	196,060	222,596	13.5%
Depreciation and amortization	343,581	349,345	1.7%
Cost of improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)
Other expense (income)	505	1,021	102.1%
Total operating costs	1,536,635	1,508,691	(1.8%)
Income from operations	1,317,191	1,524,939	15.8%

Financial Result	(101,817)	(110,317)	8.3%
Share of profit (loss) of associates	(7,371)	6,471	187.8%
Income before income taxes	1,208,003	1,421,093	17.6%
Income taxes	(368,533)	(336,554)	(8.7%)
Net income	839,470	1,084,539	29.2%
Currency translation effect	110,175	89,030	(19.2%)
Comprehensive income	949,645	1,173,569	23.6%
Non-controlling interest	(35,595)	(30,719)	13.7%
Comprehensive income attributable to controlling interest	914,050	1,142,850	25.0%

	3Q16	3Q17	Change
EBITDA	1,660,771	1,874,283	12.9%
Comprehensive income	949,645	1,173,569	23.6%
Comprehensive income per share (pesos)	1.6928	2.0919	23.6%
Comprehensive income per ADS (US dollars)	0.9328	1.1527	23.6%

Operating income margin	46.2%	50.3%	8.9%
Operating income margin (excluding IFRIC 12)	55.5%	56.8%	2.4%
EBITDA margin	58.2%	61.8%	6.2%
EBITDA margin (excluding IFRIC 12)	69.9%	69.8%	(0.1%)
Costs of services and improvements / total revenues	32.2%	28.0%	(13.2%)
Cost of services / total revenues (excluding IFRIC 12)	18.5%	18.6%	0.2%

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.1480 per U.S. dollar (the noon buying rate on September 29, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 17.8222 per U.S. dollar for the three months ended September 30, 2017 was used.

Revenues (3Q17 vs 3Q16)

•	Aeronautical services revenues increased by Ps. 236.1 million, or 13.4%.
•	Non-aeronautical services revenues increased by Ps. 73.1 million, or 12.0%.
•	Revenues from improvements to concession assets declined by Ps. 129.4 million, or 27.0%.
•	Total revenues increased by Ps. 179.8 million, or 6.3%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 218.7 million, or 14.7% compared to 3Q16, generated mainly by a 10.0% increase in passenger traffic, as well as higher passenger fees as a result of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 17.4 million, or 6.3%, compared to 3Q16, mainly due to the 11.7% increase in passenger traffic. This increase was offset by a 4.8% appreciation of the Mexican peso against the U.S. dollar compared to 3Q16.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 67.9 million, or 13.7%, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 52.4 million, while revenues from businesses operated directly by the Company increased by Ps. 8.1 million.

Beginning in October 2016, the Company changed its operating strategy, turning over the operations for the convenience stores to a third party in some of the airports, which leads to a mixed-revenue model and to a decrease in revenues but an increase in the EBITDA margin level, as well as profitability that GAP had with the direct operations. The EBITDA margin generated from the convenience store business line increased from 32.2%, in 3Q16 to 63.0%, in 3Q17.

ii.	The Montego Bay airport reported an increase in revenues of Ps. 5.2 million, or 4.6%, compared to 3Q16, driven mainly by the duty-free line, retail operations and food and beverages amongst others. This increase was affected by the 4.8% appreciation of the Mexican peso against the U.S. dollar during 3Q17.

	3Q16	3Q17	Change
Businesses operated by third parties:
Leasing of space	44,478	51,667	16.2%
Car rentals	51,365	57,852	12.6%
Food and beverage operations	55,562	67,346	21.2%
Retail operations	71,513	76,542	7.0%
Duty-free operations	83,898	93,157	11.0%
Time shares operations	41,814	44,438	6.3%
Ground transportation	23,006	27,819	20.9%
Communications and financial services	12,541	18,075	44.1%
Other commercial revenues	20,551	24,373	18.6%
Total	404,728	461,269	14.0%

Businesses operated directly by us:
Car parking charges	67,661	74,100	9.5%
Advertising	46,398	45,014	(3.0%)
VIP lounges	26,463	35,736	35.0%
Convenience stores	28,399	22,058	(22.3%)
Total	168,921	176,908	4.7%
Recovery of costs	37,187	45,754	23.0%
Total Non-aeronautical Revenues	610,836	683,931	12.0%

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 129.4 million, or 27.0%, compared to 3Q16, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 3Q17, the Montego Bay airport did not undergo any improvements to concession assets.

Total operating costs during 3Q17 decreased by Ps. 27.9 million, or 1.8% compared to 3Q16, and comprised the following costs:

-	A decrease of Ps. 25.6 million at the Mexican airports, or 2.0%, mainly due to a decrease in cost of improvements to concession assets (IFRIC 12) of Ps. 129.4 million, or 27.0%, which was offset by an increase in cost of services for Ps. 69.6 million, or 20.2%, an increase in concession taxes of Ps. 14.2 million, or 14.3%, an increase in technical assistance fee of Ps. 10.1 million, or 13.1%, as well as an increase in depreciation and amortization of Ps. 9.4 million, or 3.6%.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

-	Operating costs at the Montego Bay airport decreased by Ps. 2.3 million, or 0.8% compared to 3Q16, mainly due to lower cost of services for Ps. 11.1 million, or 11.6%, as well as depreciation and amortization costs of Ps. 3.6 million, or 4.2%; this was offset by the increase in concession taxes for Ps. 12.4 million, or 12.7%.

Operating margin for 3Q17 increased by 410 basis points, from 46.2% in 3Q16 to 50.3% in 3Q17. Operating margin, excluding the effects of IFRIC 12, increased from 55.5% in 3Q16 to 56.8% in 3Q17. Operating income increased by Ps. 207.7 million, or 15.8% compared to 3Q16.

EBITDA margin increased by 360 basis points from 58.2% in 3Q16 to 61.8% in 3Q17. EBITDA margin, excluding the effects of IFRIC 12, decreased by 10 basis points, from 69.9% in 3Q16 to 69.8% in 3Q17. The nominal value of EBITDA increased by Ps. 213.5 million, or 12.9%. The EBITDA margin in 3Q17 for the Mexican airports was 72.9%, excluding the effects of IFRIC 12, and for the Montego Bay airport, it was 53.3%.

Financial cost increased by Ps. 8.5 million in 3Q17, from a net cost of Ps. 101.8 million in 3Q16 to Ps. 110.3 million in 3Q17. This amount mainly comprises:

-	A foreign exchange loss decrease of Ps. 19.2 million in 3Q17 or 23.8% compared to 3Q16, due to a 3.1% depreciation of the Mexican peso against the U.S. dollar in 3Q16 compared to depreciation of 1.7% in 3Q17. This effect was offset by a net foreign exchange loss due to the currency translation effect of Ps. 21.1 million, compared with 3Q16.

-	In 3Q17, interest expenses increased by Ps. 83.0 million compared to 3Q16, mainly due to an increase in interest rates, as well as due to an increase in total debt.

-	Interest income increased by Ps. 55.3 million, due mainly to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 3Q17 increased by Ps. 223.9 million, or 23.6%, compared to 3Q16.

Income before income taxes increased by Ps. 213.1 million, or 17.6%. Income taxes decreased by Ps. 32 million due to a current tax of Ps. 14.8 million as well as the benefit in the deferred income tax which increased by Ps. 17.2 million. This increase was offset by an exchange rate loss from a currency translation effect of Ps. 21.1 million, or 19.2%.

Consolidated Results for the Nine Months ended September 30, 2017 (in thousands of pesos):

	9M16	9M17	Change
Revenues
Aeronautical services	5,132,886	6,139,184	19.6%
Non-aeronautical services	1,773,034	2,107,452	18.9%
Improvements to concession assets (IFRIC 12)	1,437,879	1,049,786	(27.0%)
Total revenues	8,343,799	9,296,422	11.4%

Operating costs
Costs of services:	1,283,358	1,459,053	13.7%
Employee costs	430,356	481,722	11.9%
Maintenance	233,565	297,034	27.2%
Safety, security & insurance	206,648	227,865	10.3%
Utilities	165,375	208,455	26.0%
Other operating expenses	247,414	243,977	(1.4%)

Technical assistance fees	220,208	268,644	22.0%
Concession taxes	584,151	696,729	19.3%
Depreciation and amortization	1,009,345	1,057,186	4.7%
Cost of improvements to concession assets (IFRIC 12)	1,437,879	1,049,786	(27.0%)
Other income	(4,308)	(4,954)	15.0%
Total operating costs	4,530,633	4,526,444	(0.1%)
Income from operations	3,813,167	4,769,978	25.1%

Financial Result	(435,356)	132,472	(130.4%)
Share of profit (loss) of associates	(8,332)	4,210	150.5%
Income before income taxes	3,369,479	4,906,660	45.6%
Income taxes	(992,122)	(1,138,957)	14.8%
Net income	2,377,358	3,767,703	58.5%
Currency translation effect	523,271	(561,337)	(207.3%)
Comprehensive income	2,900,629	3,206,366	10.5%
Non-controlling interest	(134,056)	14,610	110.9%
Comprehensive income attributable to controlling interest	2,766,574	3,220,976	16.4%

	9M16	9M17	Change
EBITDA	4,822,512	5,827,164	20.8%
Comprehensive income	2,900,629	3,206,366	10.5%
Comprehensive income per share (pesos)	5.1705	5.7154	10.5%
Comprehensive income per ADS (US dollars)	2.8491	3.1494	10.5%

Operating income margin	45.7%	51.3%	12.3%
Operating income margin (excluding IFRIC 12)	55.2%	57.8%	4.8%
EBITDA margin	57.8%	62.7%	8.5%
EBITDA margin (excluding IFRIC 12)	69.8%	70.7%	1.2%
Costs of services and improvements / total revenues	32.6%	27.0%	(17.3%)
Cost of services / total revenues (excluding IFRIC 12)	18.6%	17.7%	(4.8%)

- Net income and comprehensive income per share are calculated on the basis of 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.1480 per U.S. dollar (the noon buying rate on September 29, 2017, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 18.9356 per U.S. dollar for the nine months ended September 30, 2017 was used.

Revenues (9M17 vs. 9M16)

•	Aeronautical services revenues increased by Ps. 1,006.3 million, or 19.6%.
•	Non-aeronautical services revenues increased by Ps. 334.4 million, or 18.9%.
•	Revenues from improvements to concession assets declined by Ps. 388.1 million, or 27.0%.
•	Total revenues increased by Ps. 952.6 million, or 11.4%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 904.6 million, or 21.3% in 9M17 compared to 9M16, generated by a passenger traffic increase, as well as higher passenger fees because of inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 101.7 million, or 11.5% in 9M17 compared to 9M16, due to an increase in passenger traffic, as well as an 3.7% increase due to the depreciation of the Mexican peso against the U.S. dollar in 9M17 compared to 9M16.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 286.7 million, driven mainly by an increase in revenues from businesses operated by third parties of Ps. 213.4 million, while revenues from businesses operated directly by the Company increased by Ps. 40.1 million.

ii.	As of October 2016, the Company changed its operating strategy, conceding the operation of convenience stores in some airports to third parties, which resulted in a mixed revenue model and lower overall revenues. However, it increased the EBITDA margin and the profitability that GAP had in direct operations. The EBITDA margin generated from this mixed revenue model increased from 36.3% in 9M16 to 61.5% in 9M17.

iii.	The Montego Bay airport revenues increased by Ps. 47.8 million in 9M17 compared to 9M16, driven mainly by the duty-free line, retail operations, leasing of space and food and beverages among others, as well as a 3.7% increase in depreciation of the Mexican peso against the U.S. dollar in 9M16.

	9M16	9M17	Change
Businesses operated by third parties:
Leasing of space	127,503	150,486	18.0%
Car rentals	142,869	177,721	24.4%
Food and beverage operations	167,463	217,470	29.9%
Retail operations	199,504	239,160	19.9%
Duty-free operations	259,268	304,037	17.3%
Time shares operations	128,993	144,234	11.8%
Ground transportation	73,294	88,803	21.2%
Communications and financial services	35,807	52,008	45.2%
Other commercial revenues	55,674	73,750	32.5%
Total	1,190,375	1,447,669	21.6%

Businesses operated directly by us:
Car parking charges	195,845	206,390	5.4%
Advertising	112,038	118,532	5.8%
VIP lounges	75,986	113,030	48.7%
Convenience stores	83,416	69,447	(16.7%)
Total	467,286	507,399	8.6%
Recovery of costs	115,372	152,384	32.1%
Total Non-aeronautical Revenues	1,773,034	2,107,452	18.9%

Amounts expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) declined by Ps. 388.1 million, or 27.0%, compared to 9M16, as 2016 was the year with the highest committed investment under the Master Development Program for 2015-2019. During 9M17, the Montego Bay airport did not undergo any improvements to concession assets.

Total operating costs during 9M17 decreased by Ps. 4.2 million, or 0.1% compared to 9M16, mainly due to the following:

-	Operating costs for the Mexican airports declined by Ps. 79.3 million, or 2.1% compared to 9M16, mainly due to a decrease in cost of improvements to concession assets (IFRIC 12) of Ps. 388.1 million. This was offset by an increase in cost of services for

____________________

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Ps. 165.4 million, concession taxes for Ps. 59.0 million, technical assistance fee for Ps. 48.4 million, as well as depreciation and amortization of Ps. 36.6 million.

-	The Montego Bay airport reported an increase in operating costs of Ps. 75.1 million, or 9.1% in 9M17, mainly due to cost increases for concession taxes for Ps. 53.5 million, depreciation and amortization for Ps. 11.2 million and cost of services for Ps. 10.3 million.

Operating margin for 9M17 increased by 560 basis points, from 45.7% in 9M16 to 51.3% in 9M17. Operating margin, excluding the effects of IFRIC 12, increased from 55.2% in 9M16 to 57.8% in 9M17. Operating income increased by Ps. 956.8 million, or 25.1% compared to 9M16, of which the Montego Bay airport accounted for Ps. 74.3 million.

EBITDA margin increased by 490 basis points, from 57.8% in 9M16 to 62.7% in 9M17. EBITDA margin, excluding the effects of IFRIC 12, increased by 90 basis points, from 69.8% in 9M16 to 70.7% in 9M17. The nominal value of EBITDA increased by Ps. 1,004.7 million, or 20.8%, of which the Montego Bay airport accounted for Ps. 85.6 million.

Financial cost was Ps. 567.8 million in 9M17, from a net cost of Ps. 435.3 million in 9M16 to a net gain of Ps. 132.5 million in 9M17. This amount mainly includes:

-	A foreign exchange fluctuation from a loss of Ps. 339.3 million in 9M16 to a gain of Ps. 321.0 million in 9M17, due to a 13.3% depreciation of the Mexican peso against the U.S. dollar in 9M16 compared to an 11.9% appreciation in 9M17, generating a net effect of a foreign exchange gain of Ps. 660.3 million. This effect was offset by a net foreign exchange loss due to the currency translation effect of Ps. 1,084.6 million, compared with 9M16.

-	In 9M17, interest expenses increased by Ps. 224.8 million compared to 9M16, mainly due to an increase in interest rates, as well as a bond issuances for Ps. 1.5 billion during April 2017.

-	Interest income increased by Ps. 132.3 million, mainly due to increases in both the Company’s treasury and in interest rates.

Comprehensive income in 9M17 increased by Ps. 305.7 million, or 10.5%, compared to 9M16.

Income before income taxes increased by Ps. 1,537.2 million, or 45.6%. The current tax amount rose by Ps. 226.7 million, while the benefit in the deferred tax increased by Ps. 79.9 million as a result of 4.4% inflation in 9M17, versus 1.5% in 9M16. The net income tax variation was Ps. 146.8 million. The exchange rate loss due to the currency translation effect increased Ps. 1,084.6 million, due to the appreciation of the peso in 2017.

Statement of Financial Position

Total assets as of September 30, 2017 increased by Ps. 1,707.5 million compared to September 30, 2016, primarily due to the following items: i) improvements to concession assets of Ps. 1,404.9 million ii) cash and cash equivalents of Ps. 828.9 million, and iii) deferred income taxes for Ps. 290.5 million. These increases were offset by decreases in: i) airport concessions for Ps. 698.2 million and ii) advanced payments to providers for Ps. 190.3 million.

Total liabilities as of September 30, 2017 increased by Ps. 2,093.7 million, compared to September 30, 2016. This increase was primarily due to: i) bond issuances for Ps. 1,500 million, ii) dividends payable for Ps. 683.0 million, and iii) accounts payable for Ps. 247.0 million, which was offset by the decrease in bank loans of Ps. 338.5 million, among others.

Recent Events

i)	Hotels Approval

The Company's Board of Directors approved the creation of a new subsidiary at GAP that would be responsible for the construction and operation of a hotel at the Guadalajara airport. This 180-room select service hotel is expected to represent an investment of approximately Ps. 270 million and to be operated by a brand-name international hotel group. The hotel is expected to go into operation during 2019. With this project, GAP aims to offer passengers and users of the airport the benefits of one more service, as well as adding an important additional commercial revenue source.

ii)	New Bond Issuance

Under the Short and Long Term Revolving Bond Issuance approved by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores (CNBV)), which contemplates a total amount up to Ps. 9 billion, the Company will carry out a bond issuance for up to Ps. 2.3 billion on November 9 at a variable rate and for a 5-year term. In the event that the bond issuance reaches this amount, the CNBV program would be concluded.

This long-term bond issuance is rated Aaa.mx by Moody's on a national scale and is rated mxAAA by S&P Global Ratings on a national scale.

The funds obtained from this placement will be used to finance investment projects outlined in the Master Development Program for the rest of the year, as well as for 2018 and 2019.

Changes to Accounting Policies

The following new accounting standards will go into effect in the coming periods:

Accounting Standard	Effective

IFRS 9, Financial Instruments	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q16	3Q17	Change	9M16	9M17	Change
Guadalajara
Aeronautical services	545,520	629,406	15.4%	1,472,053	1,776,494	20.7%
Non-aeronautical services	152,388	166,497	9.3%	421,979	484,312	14.8%
Improvements to concession assets (IFRIC 12)	179,184	95,306	(46.8%)	537,553	285,918	(46.8%)
Total Revenues	877,092	891,208	1.6%	2,431,585	2,546,724	4.7%
Operating income	486,295	555,363	14.2%	1,264,777	1,537,802	21.6%
EBITDA	553,287	625,235	13.0%	1,465,983	1,747,728	19.2%

Tijuana
Aeronautical services	263,921	300,037	13.7%	681,306	848,692	24.6%
Non-aeronautical services	68,192	82,462	20.9%	194,575	232,543	19.5%
Improvements to concession assets (IFRIC 12)	83,928	66,784	(20.4%)	251,784	200,351	(20.4%)
Total Revenues	416,041	449,282	8.0%	1,127,666	1,281,586	13.6%
Operating income	210,963	237,338	12.5%	534,611	672,334	25.8%
EBITDA	249,515	277,884	11.4%	649,453	792,842	22.1%

Puerto Vallarta
Aeronautical services	166,603	194,195	16.6%	612,111	740,401	21.0%
Non-aeronautical services	69,029	79,268	14.8%	231,580	289,794	25.1%
Improvements to concession assets (IFRIC 12)	40,637	20,164	(50.4%)	121,912	60,493	(50.4%)
Total Revenues	276,268	293,628	6.3%	965,603	1,090,688	13.0%
Operating income	136,688	155,529	13.8%	542,605	678,245	25.0%
EBITDA	171,571	190,774	11.2%	646,871	783,902	21.2%

Los Cabos
Aeronautical services	212,884	250,994	17.9%	658,073	835,143	26.9%
Non-aeronautical services	130,024	147,511	13.4%	385,674	473,463	22.8%
Improvements to concession assets (IFRIC 12)	46,680	69,921	49.8%	140,039	209,763	49.8%
Total Revenues	389,589	468,426	20.2%	1,183,785	1,518,369	28.3%
Operating income	201,953	253,191	25.4%	655,104	880,183	34.4%
EBITDA	254,092	301,975	18.8%	799,700	1,025,961	28.3%

Montego Bay
Aeronautical services	277,829	295,247	6.3%	886,511	988,173	11.5%
Non-aeronautical services	114,642	119,859	4.6%	326,869	374,627	14.6%
Improvements to concession assets (IFRIC 12)	8,950	-	(100.0%)	8,950	-	(100.0%)
Total Revenues	401,421	415,106	3.4%	1,222,329	1,362,800	11.5%
Operating income	115,129	140,098	21.7%	390,898	465,246	19.0%
EBITDA	199,738	221,120	10.7%	638,060	723,647	13.4%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q16	3Q17	Change	9M16	9M17	Change
Hermosillo
Aeronautical services	62,815	68,566	9.2%	178,055	197,578	11.0%
Non-aeronautical services	17,770	17,040	(4.1%)	51,900	46,867	(9.7%)
Improvements to concession assets (IFRIC 12)	44,906	31,027	(30.9%)	134,719	93,081	(30.9%)
Total Revenues	125,492	116,632	(7.1%)	364,674	337,526	(7.4%)
Operating income	39,852	38,688	(2.9%)	111,416	107,797	(3.2%)
EBITDA	52,189	52,649	0.9%	148,125	149,169	0.7%

Guanajuato
Aeronautical services	86,759	100,092	15.4%	229,673	278,906	21.4%
Non-aeronautical services	23,829	30,065	26.2%	65,732	85,773	30.5%
Improvements to concession assets (IFRIC 12)	26,008	27,547	5.9%	78,024	82,641	5.9%
Total Revenues	136,595	157,705	15.5%	373,429	447,320	19.8%
Operating income	70,388	82,156	16.7%	180,162	223,874	24.3%
EBITDA	82,341	95,570	16.1%	216,220	262,843	21.6%

Others (1)
Aeronautical services	147,366	161,233	9.4%	415,104	473,797	14.1%
Non-aeronautical services	34,962	41,230	17.9%	94,725	120,071	26.8%
Improvements to concession assets (IFRIC 12)	48,999	39,179	(20.0%)	164,898	117,538	(28.7%)
Total Revenues	231,327	241,643	4.5%	674,726	711,406	5.4%
Operating income	57,105	46,675	(18.3%)	151,309	159,592	5.5%
EBITDA	97,251	90,819	(6.6%)	269,683	289,246	7.3%

Total
Aeronautical services	1,763,697	1,999,770	13.4%	5,132,886	6,139,184	19.6%
Non-aeronautical services	610,836	683,931	12.0%	1,773,034	2,107,452	18.9%
Improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	1,437,879	1,049,786	(27.0%)
Total Revenues	2,853,825	3,033,629	6.3%	8,343,799	9,296,422	11.4%
Operating income	1,318,373	1,509,037	14.5%	3,830,883	4,725,072	23.3%
EBITDA	1,659,985	1,856,025	11.8%	4,834,095	5,775,339	19.5%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2016	2017	Change	%
Assets
Current assets
Cash and cash equivalents	5,313,060	6,141,940	828,880	15.6%
Trade accounts receivable - net	656,092	803,378	147,286	22.4%
Other current assets	234,363	207,398	(26,966)	(11.5%)
Total current assets	6,203,516	7,152,716	949,200	15.3%

Advanced payments to suppliers	369,415	179,156	(190,259)	(51.5%)
Machinery, equipment and improvements to leased buildings - net	1,541,920	1,523,276	(18,643)	(1.2%)
Improvements to concession assets - net	7,985,825	9,390,741	1,404,916	17.6%
Airport concessions - net	12,298,832	11,600,614	(698,218)	(5.7%)
Rights to use airport facilities - net	1,057,869	1,001,170	(56,699)	(5.4%)
Other acquired rights	531,929	519,168	(12,761)	(2.4%)
Deferred income taxes	4,970,353	5,260,833	290,480	5.8%
Other non-current assets	163,006	202,511	39,505	24.2%
Total assets	35,122,665	36,830,185	1,707,520	4.9%

Liabilities
Current liabilities	2,633,545	3,507,343	873,798	33.2%
Long-term liabilities	11,321,709	12,541,676	1,219,967	10.8%
Total liabilities	13,955,254	16,049,019	2,093,765	15.0%

Stockholders' Equity
Common stock	10,778,613	9,028,446	(1,750,167)	(16.2%)
Legal reserve	960,943	1,119,029	158,086	16.5%
Net income	2,321,442	3,698,300	1,376,858	59.3%
Retained earnings	4,279,643	4,352,149	72,506	1.7%
Reserve for share repurchase	2,683,374	2,728,374	45,000	1.7%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	860,623	594,461	(266,162)	(30.9%)
Remeasurements of employee benefit – Net	-	10,146	10,146	100.0%
Total controlling interest	20,151,264	19,797,531	(353,733)	(1.8%)
Non-controlling interest	1,016,147	983,635	(32,512)	(3.2%)
Total stockholder´s equity	21,167,411	20,781,166	(386,245)	(5.0%)

Total liabilities and stockholders' equity	35,122,665	36,830,185	1,707,520	4.9%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q16	3Q17	Change	9M16	9M17	Change
Cash flows from operating activities:
Consolidated net income	839,472	1,084,539	29.2%	2,377,358	3,767,703	58.5%

Postemployment benefit costs	(1,456)	4,177	(386.9%)	10,816	12,516	15.7%
Bad debt expense	(5,274)	205	(103.9%)	(4,627)	(778)	(83.2%)
Depreciation and amortization	343,581	349,345	1.7%	1,009,345	1,057,186	4.7%
Interest expense	162,715	153,261	(5.8%)	352,451	416,807	18.3%
Loss (gain) share of profit of associates	7,371	(6,470)	(187.8%)	8,332	(4,210)	(150.5%)
Long-term provisions	-	1,620	100.0%	-	4,860	100.0%
Income tax expense	368,533	336,554	(8.7%)	992,123	1,138,962	14.8%
Bank loan exchange rate fluctuation	112,480	67,728	(39.8%)	449,616	(362,644)	(180.7%)
Net (gain) loss on derivative financial instruments	(22,243)	(1,221)	(94.5%)	(12,744)	35,077	(375.2%)
	1,805,181	1,989,737	10.2%	5,182,670	6,065,479	17.0%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(145,798)	(76,108)	(47.8%)	(485,444)	(208,551)	(57.0%)
Recoverable tax on assets and other assets	19,919	5,258	(73.6%)	19,011	(23,093)	(221.5%)
Increase (decrease) in
Concession taxes payable	24,157	23,312	(3.5%)	60,313	(73,572)	(222.0%)
Accounts payable	159,665	186,355	16.7%	625,450	572,173	(8.5%)
Cash generated by operating activities	1,863,124	2,128,554	14.2%	5,402,000	6,332,437	17.2%
Income taxes paid	(315,298)	(416,304)	32.0%	(1,086,975)	(1,447,465)	33.2%
Net cash flows provided by operating activities	1,547,826	1,712,250	10.6%	4,315,025	4,884,971	13.2%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(379,203)	(429,761)	13.3%	(1,218,155)	(1,392,194)	14.3%
Cash flows from sales of machinery and equipment	317	(231)	(172.9%)	398	23	(94.2%)
Other investing activities	(736)	(3,225)	338.2%	(14,432)	(11,833)	(18.0%)
Net cash used by investment activities	(379,622)	(433,217)	14.1%	(1,232,189)	(1,404,005)	13.9%

Cash flows from financing activities:
Dividends declared and paid	(1,198,312)	(1,503,146)	25.4%	(1,198,312)	(1,503,146)	25.4%
Capital distribution	-	-	0.0%	(1,750,167)	(1,750,167)	0.0%
Debt securities	1,500,000	-	(100.0%)	2,600,000	1,500,000	(42.3%)
Proceeds from bank loans	-	-	0.0%	3,528,849	-	(100.0%)
Payments on bank loans	(88,402)	(67,983)	(23.1%)	(3,688,788)	(147,263)	(96.0%)
Interest paid	(174,916)	(221,720)	26.8%	(347,987)	(478,065)	37.4%
Derivative financial instruments	-	-	0.0%	(4,193)	-	(100.0%)
Net cash flows used in financing activities	38,372	(1,792,849)	(4772.3%)	(860,596)	(2,378,641)	176.4%

Effects of exchange rate changes on cash held	(8,436)	(2,671)	(68.3%)	94,325	(148,524)	(257.5%)
Net increase in cash and cash equivalents	1,198,140	(516,487)	(143.1%)	2,316,561	953,802	(58.8%)
Cash and cash equivalents at beginning of year	4,114,920	6,658,427	61.8%	2,996,499	5,188,138	73.1%
Cash and cash equivalents at the end of year	5,313,060	6,141,940	15.6%	5,313,060	6,141,940	15.6%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income

(in thousands of pesos):

	3Q16	3Q17	Change	9M16	9M17	Change
Revenues
Aeronautical services	1,763,697	1,999,770	13.4%	5,132,886	6,139,184	19.6%
Non-aeronautical services	610,836	683,931	12.0%	1,773,034	2,107,452	18.9%
Improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	1,437,879	1,049,786	(27.0%)
Total revenues	2,853,826	3,033,630	6.3%	8,343,799	9,296,422	11.4%

Operating costs
Costs of services:	440,263	498,774	13.3%	1,283,358	1,459,053	13.7%
Employee costs	145,540	162,435	11.6%	430,356	481,722	11.9%
Maintenance	83,237	114,607	37.7%	233,565	297,034	27.2%
Safety, security & insurance	68,971	75,870	10.0%	206,648	227,865	10.3%
Utilities	66,599	78,698	18.2%	165,375	208,455	26.0%
Other operating expenses	75,916	67,164	(11.5%)	247,414	243,977	(1.4%)

Technical assistance fees	76,933	87,026	13.1%	220,208	268,644	22.0%
Concession taxes	196,060	222,596	13.5%	584,151	696,729	19.3%
Depreciation and amortization	343,581	349,345	1.7%	1,009,345	1,057,186	4.7%
Cost of improvements to concession assets (IFRIC 12)	479,293	349,929	(27.0%)	1,437,879	1,049,786	(27.0%)
Other expense (income)	505	1,021	102.1%	(4,308)	(4,954)	15.0%
Total operating costs	1,536,635	1,508,691	(1.8%)	4,530,633	4,526,444	(0.1%)
Income from operations	1,317,191	1,524,939	15.8%	3,813,167	4,769,978	25.1%

Financial Result	(101,817)	(110,317)	8.3%	(435,356)	132,472	(130.4%)
Share of profit (loss) of associates	(7,371)	6,471	187.8%	(8,332)	4,210	150.5%
Income before income taxes	1,208,003	1,421,093	17.6%	3,369,479	4,906,660	45.6%
Income taxes	(368,533)	(336,554)	(8.7%)	(992,122)	(1,138,957)	14.8%
Net income	839,470	1,084,539	29.2%	2,377,358	3,767,703	58.5%
Currency translation effect	110,175	89,030	(19.2%)	523,271	(561,337)	(207.3%)
Comprehensive income	949,645	1,173,569	23.6%	2,900,629	3,206,366	10.5%
Non-controlling interest	(35,595)	(30,719)	13.7%	(134,056)	14,610	110.9%
Comprehensive income attributable to controlling interest	914,050	1,142,850	25.0%	2,766,574	3,220,976	16.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2016	12,528,780	840,743	2,583,374	(1,733,374)	6,638,935	415,492	21,273,949	882,092	22,156,042
Transfer of earnings	-	120,200	-	-	(120,200)	-	-	-	-
Dividends declared	-	-	-	-	(2,139,092)	-	(2,139,092)	-	(2,139,092)
Reserve for repurchase of share	-	-	100,000	-	(100,000)	-	-	-	-
Capital distribution	(1,750,167)	-	-	-	-	-	(1,750,167)	-	(1,750,167)
Comprehensive income:
Net income	-	-	-	-	2,321,442	-	2,321,442	55,916	2,377,358
Foreign currency translation reserve	-	-	-	-	-	445,131	445,131	78,140	523,271
Balance as of September 30, 2016	10,778,613	960,943	2,683,374	(1,733,374)	6,601,084	860,623	20,151,264	1,016,147	21,167,411

Balance as of January 1, 2017	10,778,613	960,943	2,683,374	(1,733,374)	7,561,527	1,081,931	21,333,013	1,071,554	22,404,567
Transfer of earnings	-	158,086	-	-	(158,086)	-	-	-	-
Dividends declared	-	-	-	-	(3,006,292)	-	(3,006,292)	-	(3,006,292)
Reserve for repurchase of share	-	-	45,000	-	(45,000)	-	-	-	-
Capital distribution	(1,750,167)	-	-	-	-	-	(1,750,167)	-	(1,750,167)
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(73,308)	(73,308)
Comprehensive income:
Net income	-	-	-	-	3,698,300	-	3,698,300	69,403	3,767,703
Foreign currency translation reserve	-	-	-	-	-	(477,324)	(477,324)	(84,013)	(561,337)
Balance as of September 30, 2017	9,028,446	1,119,029	2,728,374	(1,733,374)	8,050,449	604,606	19,797,530	983,635	20,781,166

As of April 1, 2015, 100% of DCA has been consolidated, including its 74.5% participation in the Montego Bay airport. The remaining 25.5% belongs to Vantage; thus, for presentation purposes, the stake held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest. Also, DCA holds a 14.77% stake in the Santiago airport in Chile, the results of which are recognized through the equity method. On September 30, 2015, the concession to operate the Santiago airport in Chile expired; consequently, those assets were immediately returned to the Chilean government and the new operator.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q16	3Q17	Change	9M16	9M17	Change
Total passengers	9,203.6	10,138.8	10.2%	26,979.5	30,190.6	11.9%
Total cargo volume (in WLUs)	482.1	522.5	8.4%	1,457.7	1,549.0	6.3%
Total WLUs	9,685.7	10,661.3	10.1%	28,437.2	31,739.6	11.6%

Aeronautical & non aeronautical services per passenger (pesos)	258.0	264.7	2.6%	256.0	273.2	6.7%
Aeronautical services per WLU (pesos)	182.1	187.6	3.0%	180.5	193.4	7.2%
Non aeronautical services per passenger (pesos)	66.4	67.5	1.6%	65.7	69.8	6.2%
Cost of services per WLU (pesos)	45.5	46.8	2.9%	45.1	46.0	1.9%

WLU – Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

* * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: October 26, 2017